UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k) Profit Sharing Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
52 Sunrise Park Road
New Hampton, NY 10958

REQUIRED INFORMATION

Financial Statements:

4.           In lieu of requirements of Items 1-3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2010 are presented herein.

Exhibits:

Exhibit No. 23 - Consent of MCGLADREY & PULLEN, LLP, Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of MCGLADREY & PULLEN, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2011	BALCHEM CORPORATION
401(k) Profit Sharing Plan

	By:	Balchem Corporation,
Plan Administrator

By:/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

By:/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick,
Chief Financial Officer

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Financial Statements
and Supplemental Schedules

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Balchem Corporation 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Balchem Corporation 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
New York, NY
June 20, 2011

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Investments at fair value (Note 3)	$31,933,855	$23,704,663
Receivables:
Employer contribution	580,074	538,203
Participant contributions	1,553	1,590
Promissory notes receivable from participants	776,834	669,661
Net assets available for benefits	$33,292,316	$24,914,117

                                                               See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010

2010
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$6,287,737
Interest and dividend income	196,321
6,484,058

Interest income - promissory notes receivable from participants	44,905

Contributions:
Participant and rollovers	1,413,593
Employer ($558,130 cash and $430,572 non-cash. Non-cash contributions had a fair value of $555,735 at December 31, 2010)	988,702
2,402,295
Total additions	8,931,258
Deductions from net assets attributed to:
Benefits paid to participants	(537,765)
Fees	(2,565)
Other, net	(12,729)
Total deductions	(553,059)
Net increase in net assets available for benefits	8,378,199
Net assets available for benefits at beginning of year	24,914,117
Net assets available for benefits at end of year	$33,292,316

                                                              See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 1 – Description of the Plan

The following description of the Balchem Corporation 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The 401(k) portion of the Plan covers all active employees of Balchem Corporation (the “Company”) who have completed two months of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement.  Employees may enroll in the Plan on the first day of the month after they become eligible to participate.

The profit-sharing portion of the Plan covers all active employees who have completed 1,000 hours of service, as defined,  are 18 years of age or older, and are active employees of the Plan at December 31.  Eligible employees are enrolled in the profit-sharing portion on the first day of the month after they become eligible to participate and the amount of eligible compensation used by the Company is retroactive to the date of hire for eligible employees.

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant’s elected contribution, up to a maximum of 75% of eligible compensation, and the Company may make discretionary profit-sharing contributions at the option of the Company’s Board of Directors. Matching contributions are made in Balchem Corporation Common Stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employer’s contribution receivable as of December 31, 2010 and 2009 were discretionary Company profit sharing contributions made in February 2011 and February 2010 for the 2010 and 2009 plan years totaling $558,130, and $517,521, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Vesting

Participants are 100% vested in their contributions (including rollovers) and discretionary Company profit sharing contributions, plus actual earnings or losses thereon. Vesting in the Company matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and a maximum of 10% of a participant’s contribution to Balchem Corporation Common Stock Fund. Employer matching contributions are made in Company stock and are directed to the Balchem Corporation Common Stock Fund.  Discretionary contributions are made from the Company’s cash reserves.

Promissory Notes Receivable from Participants

Promissory notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 5.25% to 10.25% at December 31, 2010. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded at December 31, 2010 or 2009. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse, or an annuity contract.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts must first be used to pay plan expenses and then, at the discretion of management, allocated subsequent to the plan year end to all active participant accounts employed at the Plan year end. Forfeited non-vested accounts at December 31, 2010 and 2009, totaled $51,757 and $51,355, respectively. These amounts include amounts from prior years that have not yet been allocated. The amounts to be allocated for the years ended December 31, 2010 and 2009 are $402 and $27,013, respectively.

Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2010 and 2009 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

The investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation Common Stock Fund, the results of operations and other risks specific to Balchem Corporation.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through the Guaranteed Income Fund.  The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments as the contract value for the fully benefit-responsive investment contracts, as the contract value approximates fair value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract.

The Guaranteed Income Fund is recorded at contract value, which approximates fair value.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract values for credit risk of contract issues or otherwise.  The average yield was approximately 2.65% for 2010 and 2009.  The crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 2.65% at December 31, 2010 and 2009, respectively.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Pooled Separate Accounts (PSA’s) fair value is determined by a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments, and are valued based upon their ending net unit value (“NUV”).  This is based on information reported by the trustee using the audited financial statements of the PSA’s at year end.  The Guaranteed Income Fund is stated at contract value, which approximates fair value.  Common stocks are valued based upon quoted market prices.  Registered Investment Companies are valued based upon their ending net asset value (“NAV”).

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

Recent Accounting Pronouncements

In September 2010, the FASB issued an amendment, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment requires retrospective application to all periods presented.   This amendment was adopted for the year ended December 31, 2010, and retrospectively applied to December 31, 2009.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant loans totaling $776,834 and $669,661 from investments to notes receivable as of December 31, 2010 and 2009, respectively.  There was no impact to the net assets as of December 31, 2010 and 2009, as a result of the adoption.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, “Improving Disclosures about Fair Value Measurements.” The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosure about purchases, sales, issuances and settlements relating to Level 3 measurements.  It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided.  The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010.  The adoption of this guidance did not have a material impact on the Plan’s financial statements.

Note 3 – Fair Value Measurements

Fair Value Measurements

The Plan accounts for its investments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the input used in measuring fair value as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique.  These inputs can be readily observable, market corroborated or generally observable.  Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information. Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized.   Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Global Market on the last business day of the Plan year and is classified as a Level 1 investment.

Registered Investment Companies: Valued at the NAV of shares held by the Plan at year end and are classified as Level 1 investments.

Pooled Separate Accounts: Valued at a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments and are classified as Level 2 investments.

Guaranteed Income Fund: Valued at contract value, which approximates fair value and is classified as a Level 2 investment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

Assets at Fair Value as of December 31, 2010
	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock of Balchem Corporation	$13,595,623			$13,595,623

Registered Investment Companies:
Large cap funds	652,202
Mid cap funds	313,105
Small cap funds	27,736
International/Global funds	447,604
Fixed income funds	159,576
Total Registered Investment Companies	1,600,223			1,600,223

Pooled Separate Accounts:
Large cap funds		3,005,966
Mid cap funds		841,186
Small cap funds		1,204,858
International/Global funds		1,842,497
Blended funds		4,755,603
Fixed income funds		250,466
Total Pooled Separate Accounts		11,900,576		11,900,576

Guaranteed Income Fund		4,837,433		4,837,433
Total Assets at Fair Value	$15,195,846	$16,738,009		$31,933,855

Assets at Fair Value as of December 31, 2009
	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock of Balchem Corporation	$8,803,919			$8,803,919
LN AP Fund	36			36
Registered Investment Companies:
Large cap funds	452,956
Mid cap funds	243,290
Small cap funds	15,991
International/Global funds	279,306
Fixed income funds	51,201
Total Registered Investment Companies	1,042,744			1,042,744

Pooled Separate Accounts:
Large cap funds		2,478,078
Mid cap funds		638,351
Small cap funds		905,285
International/Global funds		1,571,455
Blended funds		3,848,274
Fixed income funds		114,963
Total Pooled Separate Accounts		9,556,406		9,556,406

Guaranteed Income Fund		4,301,558		4,301,558
Total Assets at Fair Value	$9,846,699	$13,857,964		$23,704,663

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 4 – Investments

Investments at December 31, 2010 and 2009 consisted of:
	2010	2009

Guaranteed Income Fund and LN AP Fund	$4,837,433	$4,301,594
Registered Investment Companies	1,600,223	1,042,744
Pooled separate accounts	11,900,576	9,556,406
Balchem Corporation Common Stock*	13,595,623	8,803,919
	$31,933,855	$23,704,663

  The following represents investments that represent 5% or more of the Plan’s net assets:

	2010	2009
Balchem Corporation Common Stock*	$13,595,623	$8,803,919
Guaranteed Income Fund	4,837,433	4,301,558
Dryden S&P 500 Index Fund	2,353,904	1,948,943
Prudential Lifetime Balanced Fund	N/A	1,305,758

* A portion of the Balchem Corporation Common Stock is non-participant directed.

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered Investment Companies	$117,724
Pooled separate accounts	1,503,574
Balchem Corporation Common Stock	4,666,439
$6,287,737

Note 5 – Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments are as follows:

	2010	2009
Balchem Corporation Common Stock	$11,887,334	$7,617,738

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Year ended December 31, 2010
Change in net assets:
Contributions	$478,861
Dividends and interest	44,766
Net appreciation	4,043,203
Benefits paid to participants	(136,653)
Transfers to participant-directed investments	(160,581)
Net increase	4,269,596
Net assets at beginning of year	7,617,738
Net assets at end of year	$11,887,334

Note 6 – Related-Party Transactions

As of December 31, 2010 and 2009, the Plan held 402,118 and 394,088 shares of Balchem Corporation common stock, respectively, with a market value of $13,595,623 and $8,803,919 at December 31, 2010 and 2009, respectively. The aforementioned share information has been adjusted to reflect the December 2009 three-for-two stock split, which was effected by means of a stock dividend, initiated by the Company. Certain Plan investments are shares of various funds managed by PRIAC. PRIAC is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 8 – Income Tax Status

The Plan has received a favorable determination letter dated March 31, 2008 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code (“IRC”) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan accounts for uncertainty in income taxes utilizing ASC 740-10. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Note 9 – Delinquent Participant Contributions

During 2009, the Plan sponsor inadvertently failed to deposit approximately $1,590 of participant deferrals within the required timeframe as stated by the United States Department of Labor (“DOL”).  The DOL considers late deposits to be prohibited transactions.  The Plan sponsor has filed Form 5330 and paid applicable excise tax.  The excise tax payments were made from the Plan sponsor's assets and not from assets of the Plan.  The Plan sponsor made the participants whole in April 2010, paying the deferred amount as well as interest for lost earnings.

Note 10 – Reconciliation to Form 5500

	2010	2009
Net assets available for benefits per the financial statements:	$33,292,316	$24,914,117
Differences in:
Investments	776,834	669,661
Promissory notes receivable from participants	(776,834)	(669,661)
Net assets available for benefits per the Form 5500	$33,292,316	$24,914,117

The Form 5500 includes the participant loans in the investment classification, while they are classified separately as promissory notes receivable from participants on the financial statements.

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2010

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Corrections in VFCP	PTE 2002-51
☐	$0	$1,590	$0	$0

BALCHEM CORPORATION
401(k) PROFIT SHARING PLAN
Supplemental Information
December 31, 2010

Schedule H, Part IV, Line 4(i) – Schedule of Assets
Held at End of Year

Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Current value (2)
Prudential Retirement Insurance and Annuity Company	Units of participation in Guaranteed Income Fund –
Guaranteed Income Fund (1)	128,982 units, $37.50 per unit	$4,837,433
Prudential Retirement Insurance and Annuity Company	Units of participation in Small Cap Growth / Times Square Fund –
Small Cap Growth / Times Square Fund (1)	28,239 units, $31.14 per unit	879,259
Prudential Retirement Insurance and Annuity Company	Units of participation in Oppenheimer Global Fund –
Oppenheimer Global Fund (1)	10,687 units, $80.73 per unit	863,826
Prudential Retirement Insurance and Annuity Company	Units of participation in Mid-Cap Growth / Artisan Partners Fund –
Mid-Cap Growth / Artisan Partners Fund (1)	51,495 units, $16.34 per unit	841,186
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Income & Equity Fund –
Lifetime Income & Equity Fund (1)	2,655 units, $18.69 per unit	49,629
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Conservative Fund –
Lifetime Conservative Fund (1)	34,828 units, $18.30 per unit	637,378
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Balanced Fund –
Lifetime Balanced Fund (1)	88,085 units, $17.87 per unit	1,573,927
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Growth Fund –
Lifetime Growth Fund (1)	49,179 units, $18.04 per unit	886,972
Prudential Retirement Insurance and Annuity Company	Units of participation in Prudential Lifetime Aggressive Fund –
Lifetime Aggressive Fund (1)	11,077 units, $17.55 per unit	194,422
Prudential Retirement Insurance and Annuity Company	Units of participation in Large Cap Growth/Turner Investment Fund –
Large Cap Growth/Turner Investment Fund (1)	52,049 units, $12.53 per unit	652,062
Prudential Retirement Insurance and Annuity Company	Units of participation in Janus Advisor Balanced Fund –
Janus Advisor Balanced Fund (1)	32,411 units, $43.61 per unit	1,413,275
Prudential Retirement Insurance and Annuity Company	Units of participation in International Blend / Artio Fund –
International Blend / Artio Fund (1)	46,207 units, $21.18 per unit	978,671
Prudential Retirement Insurance and Annuity Company	Units of participation in Goldman Sachs Small Cap Value (Class A) Fund –
Goldman Sachs Small Cap Value (Class A) Fund (1)	5,370 units, $60.64 per unit	325,599
Prudential Retirement Insurance and Annuity Company	Units of participation in Dryden S&P 500 Index Fund –
Dryden S&P 500 Index Fund (1)	29,330 units, $80.25 per unit	2,353,904
Balchem Corporation Common Stock (1)	Units of participation in Balchem Corporation Common Stock –
	402,118 units, $33.81 per unit	13,595,623
Prudential Retirement Insurance and Annuity Company	Units of participation in Core Plus Bond / Reams Fund –
Core Plus Bond / Reams Fund (1)	12,035 units, $20.81 per unit	250,466
Columbia Dividend Income A Fund	Shares of a Mutual Fund - Columbia Dividend Income A Fund –
	49,977 shares, $13.05 per share	652,202
Oppenheimer International Bond A Fund	Shares of a Mutual Fund - Oppenheimer International Bond A Fund –
	36,833 shares, $6.56 per share	241,625
Janus Advisor Perkins Mid Cap Value Fund	Shares of a Mutual Fund - Janus Advisor Perkins Mid Cap Value Fund –
	13,903 shares, $22.52 per share	313,105
Columbia Small Cap Index A Fund	Shares of a Mutual Fund - Columbia Small Cap Index A –
	1,610 shares, $17.23 per share	27,736
Dreyfus International Stock Index Fund	Shares of a Mutual Fund - Dreyfus International Stock Index Fund –
	13,806 shares, $14.92 per share	205,979
Dreyfus Bond Market Index Fund	Shares of a Mutual Fund - Dreyfus Bond Market Index Fund –
	15,126 shares, $10.55 per share	159,576

Promissory Notes Receivable from Participants(1)	Interest rates range from 5.25% to 10.25%	776,834
	Total	$32,710,689

(1)	Parties-in-interest
(2)
All investments held are participant directed except for 351,592 shares/units of Balchem Corporation Common Stock with a cost of $2,704,232 and fair market value of $11,887,334 as of December 31, 2010.